November 16, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: Great Wall Acquisition Corporation
Registration Statement on Form S-4
Amendment 5 Filed November 16, 2006
File No. 333-134098

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Relating to the Offer and Acquisition, page 15

1. We reviewed your response to our prior comment two of our letter dated November 9, 2006, noting your revised disclosure. Show us where your warrant agreement, or clarification thereto, supports your assertion that Great Wall may

redeem the public warrants "subject [to] there being a current prospectus under the Securities Act of 1933 with respect to the shares of common stock issuable upon exercise of the warrants issued as a part of the units in Great Wall's initial public offering, <u>during the entire period between the notice of redemption and the actual redemption date</u>." Please advise or revise.

ChinaCast Historical Information

Selected Operating Data, page 22

2. We reviewed your response and revised disclosure to our prior comment three of our letter dated November 9, 2006. Although we will not object to your presentation of CCLBJ, it is not appropriate to present combined data. Please revise to disaggregate CCLBJ from your post secondary education-distance learning services combined amount in the table provided on page 22, and remove the subtotal (combined) amounts presented in the supplemental table on the top of page 23.

Comparative Per Share Information, page 25

3. We reviewed your response to our prior comment two of our letter dated November 9, 2006. We note you included book value per share data for the interim periods for both ChinaCast and Great Wall, however you removed this information for the most recent fiscal year end. Please revise your table to include book value per share data for both ChinaCast and Great Wall for the most recent fiscal year end.

Information about ChinaCast, page 40

4. We reviewed your response to our prior comment one of our letter dated November 9, 2006. Inclusion of portions of your response will provide significant clarification to a reader. Please revise here, on page 2 during your initial discussion of CCLBJ, and in note 1 on page 45 to clarify, if true, that CCLBJ represents CCL's Turbo 163 business, DDN Enhancement business and Cablenet business (the "Satellite Business"). While technically not a separate legal entity, the revenues and expenses of the branch office are not commingled with those of CCL. The purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them all into CCLBJ to facilitate ChinaCast's monitoring of the Satellite Business and the computation of the service fee. CCLBJ is not consolidated in ChinaCast's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operation Highlights, page 49

5. We reviewed your revised disclosure in response to our prior comment eight of our letter dated November 9, 2006. In order to provide a reader with an understanding of the purpose of the amounts related to the revenue transfer from CCLBJ to CCLX, revise to present this information as a note to the operation highlights. This note should include disclosure clarifying that the data presented in the note is included in the revenue figures presented in the operation highlights.

6. Please revise to clarify if the enrollment data presented here and on page 23 is that of ChinaCast or presented on a combined basis with CCLBJ. If the data is presented on a combined basis, please reconcile the combined enrollment data to that of ChinaCast.

Unaudited Pro Forma Condensed Financial Statements, page 66

7. We note you provided pro forma financial statements dated June 30, 2006 for both ChinaCast and Great Wall. Please update your pro forma financial statements to September 30, 2006 for both ChinaCast and Great Wall. See also our comment below regarding the historical financial statements of ChinaCast.

ChinaCast Financial Statements

General

8. We reviewed your revised disclosure in response to our prior comment 21 of our letter dated November 9, 2006; however, we do not see how you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Pursuant to Rule 3-12(g) of Regulation S-X, please revise your registration statement to provide updated financial statements for ChinaCast through the period ended September 30, 2006.

Notes to Financial Statements

Note 13 – Share Option Plans, F-23

9. We reviewed your response to our prior comment 15 of our letter dated November 9, 2006. Your response did not address our comment in its entirety, so the comment will be partially reissued. Please revise to include the minimum disclosures required by SFAS 123(R), specifically paragraphs A240(g)(1), A240(h) and A240(k).

Great Wall Financial Statements

Notes to Financial Statements

Note 2 – Initial Public Offering, F-49

10. We reviewed your response to our prior comment 19 of our letter dated November 9, 2006. Your response did not address our comment in its entirety, so the comment will be partially reissued. Please revise to clarify that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current and a purchaser of units may have paid the full unit purchase price solely for the share component of the units. Revise disclosure in your interim financial statements and the combined company's securities following the offer section (page 82) accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        (212) 407-4990